Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
The following email was sent to certain customers of Siebel Systems, Inc. on September 12, 2005:
September 12, 2005
Dear Siebel Systems Customer:
Today, Oracle announced the signing of a definitive agreement to acquire Siebel Systems.
Siebel Systems provides best-in-class CRM, analytics, customer data integration, and industry solutions to over 4,000 customers and more than 3.4 million live users. As a valued Siebel customer, you should know that it is Oracle’s stated intention to make Siebel’s customer-facing solutions the centerpiece of Oracle’s CRM strategy. Oracle and Siebel Systems are committed to support and protect the significant investments you have made. Siebel products will continue to be supported and enhanced. Oracle plans to continue to support Siebel’s platform technology partners and maintain support for Siebel applications running on heterogeneous databases to serve customer needs.
As a result of this combination of companies, both Oracle and Siebel customers will benefit from our joining one of the world’s largest and most successful information technology companies – with more than 50,000 employees, 24 x 7 global support, and a $1.5 billion R&D budget. Oracle’s global reach and scale will provide us with significant resources to be even better positioned to continue to deliver the world’s leading customer-facing solutions and applications that are the most functionally robust, easy-to-use, and cost effective to install, integrate, upgrade and maintain.
The time for this transaction is now. Both companies are in the process of developing the next generation of applications based on open standards and a service-oriented architecture. We share an architectural vision between Oracle’s Project Fusion and Siebel Component Assembly (Project Nexus), and we will develop an integrated family of applications built upon a modern service oriented architecture.
As always, our primary goal is 100% customer satisfaction. Please continue to use your existing contacts for support, services, and sales. Our objective is to ensure a smooth and seamless transition without interruption.
In summary, we believe this combination is the way to provide our current and future customers with the very best overall technology solution. Combined with its ERP and infrastructure technologies, Oracle and Siebel will offer a complete, world class set of customer-centric, information age applications.
As many of you know, we are hosting our 2005 Siebel CustomerWorld event in Boston October 16-19, and look forward to meeting as many of you who can attend in person.
On behalf of all of us at Siebel Systems, I’d like to thank you for your business and reiterate our commitment to your satisfaction. Please contact me directly if I can be of service to you as you continue your Siebel applications deployment or if you have any questions related to today’s announcement.
Sincerely,
George T. Shaheen
Chief Executive Officer
Siebel Systems, Inc.

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Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Forward-Looking Statements:
This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.
Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.